08000439

2008 JAN 29 A 5:25

SUPPL

January 24, 2008

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Advanced Info Service Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Advanced Info Service Public Company Limited (the "Company") (**File No. 82-3236**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS-CP 008/2008, AIS-CP 009/2008**

  Subject: Notification of the Resolutions of the Board of Directors' Meeting No.1/2008
  Notification of the connected transaction in relation to a computer service system

  Date: January 23, 2008

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Compliance by fax at (662) 299-5165 attention Mr. Pornrat Janejarassakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662)299-5116 or by emailing pornratj@ais.co.th

Thank you for your attention in this matter.

PROCESSED
JAN 30 2008
THOMSON FINANCIAL

Faithfully yours,

Mr. Pong-Amorn Nimpoonsawat
Chief Finance Officer
Advanced Info Service Plc.

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Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
January 24, 2008

AIS-CP 008/2008

23 January 2008

Subject: Notification of the Resolutions of the Board of Directors' Meeting No.1/2008

To: The President
Stock Exchange of Thailand

Attachment: The Detail of Connected Transaction

The Board of Directors of Advanced Info Service Plc ("the Company") resolved in the meeting No. 1/2008 held on January 23, 2008 at the Board Room, 20th floor, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 as the following matters:

1. Approved the appointment of Mr.Yuen Kuan Moon, the representative director of SingTel Strategic Investments Pte Ltd., to replace Ms. Koh Kah Sek who resigned from the position, effective from January 23, 2008.

2. Approved the appointment of the following auditors of KPMG Phoomchai Audit Limited as the Company's auditors for 2008:
   - Mr. Supot Singhasaneh CPA. No. 2826
   - Mr. Winid Silamongkol CPA. No. 3378
   - Ms. Somboon Supasiripinyo CPA No. 3731
   - Mr. Charoen Phosamritlert CPA. No. 4068

   Any of the above auditors can conduct the audit and express an opinion on the Company's financial statements. In the event that none of these auditors is available, KPMG Phoomchai Audit Limited is authorized to delegate another one of its certified public accountants to conduct the audit. The Audit fees for 2008 of the Company and the Consolidation are up to Baht 5,252,000 and 8,622,000 respectively, subject to the approval of the 2008 Annual General Meeting of Shareholders.

Summary Translation Letter
To the Stock Exchange of Thailand
January 24, 2008

AIS-CP 009/2008

January 23, 2008

Subject: Notification of the connected transaction in relation to a computer service system (SAP)

To: The President
The Stock Exchange of Thailand

Advanced Info Service Public Company Limited (the Company) would like to inform you that the Company and its subsidiaries have entered into a computer service system agreement as follows:

Date of Transaction: January 2008

Parties involved: **Employer:** The Company and its subsidiaries
Contractor: I.T. Applications Services Company Limited (ITAS)

Relationship: The Company is 42.72% owned by Shin Corporation Public Company Limited (SHIN) and ITAS is 99.99% owned by SHIN.

General Characteristics of the Transaction:

ITAS provides service regarding a computer system to the Company and its subsidiaries. The details are as follows:

1. Maintenance services for hardware and software.
2. Helpdesk service for SAP user.
3. Supervise for auto budget system.
4. License Fee and implement ERP 6.0

Value of the Transaction: Approximately Baht 85.54 million per year.

Connected Transaction and its Condition:

Entering into a computer service agreement of the Company and its subsidiaries is considered to be a connected transaction of listed companies, as prescribed in the Notification of the Stock Exchange of Thailand (SET) regulations regarding rules, procedures and disclosure of connected transactions of listed companies in a category of supporting normal business transaction with general commercial terms; but the pricing cannot be calculated from the underlying assets or reference value. The size of the transaction is over 0.03% but less than 3.00% of the Company and subsidiaries' net tangible assets as of September 30, 2007, thus requiring the Company to report the transaction to the SET.

END